STEVANATO HOLDING S.R.L.

TO
STEVANATO GROUP S.P.A.
VIA MOLINELLA, 17,
35017 PIOMBINO DESE – PADOVA
ITALY

Piombino Dese, April 24, 2026

RE: SLATE OF CANDIDATE DIRECTORS FOR THE APPOINTMENT OF THE BOARD OF DIRECTORS OF STEVANATO GROUP S.P.A.

The undersigned Sergio Stevanato, in his capacity as Chairman and legal representative of Stevanato Holding S.r.l. ("**Stevanato Holding**"),

provided that:

- the Ordinary Meeting of Shareholders of Stevanato Group S.p.A. (respectively, the "**Shareholders' Meeting**" and the "**Company**") was convened on May 26, 2026 to resolve, *inter alia*, upon the appointment of the members of the Company's Board of Directors (the "**Board of Directors**"), the determination of the term of the Board of Directors, the determination of the number of members of the Board of Directors, and the appointment of the Chairman of the Board of Directors, by notice published on April 11, 2026 (the "**Convening Notice**");

- pursuant to Article 16 of the Company's By-laws (the "**By-laws**"), the Shareholders' Meeting shall appoint the members of the Board of Directors based on slates of candidate directors submitted by shareholders holding, individually or jointly with other shareholders submitting each slate, shares carrying at least 5 per cent of the total voting rights attached to all the shares issued by the Company;

- Stevanato Holding holds no. 223,293,976 Class A shares of the Company, which as of the date hereof represent 73.73% of the Company's share capital and grant Stevanato Holding with approx. 93.10% of the total voting rights attached to the Company's shares (taking into account the treasury shares held by the Company),

pursuant to Article 16 of the By-laws and the provisions of the Convening Notice, on behalf of Stevanato Holding,

hereby submits

the following slate of candidates for the office of director of the Company:

SLATE OF CANDIDATE DIRECTORS		
	CANDIDATES	*CANDIDATES' STATEMENTS*
1.	FRANCO STEVANATO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;*

		- *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
2.	SERGIO STEVANATO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
3.	MADHAVAN BALACHANDRAN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company.*
4.	WILLIAM FEDERICI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
5.	KAREN FLYNN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company.*
6.	SUE JEAN LIN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
7.	ELISABETTA MAGISTRETTI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company;*

		- *enrolled in the Italian Register of Legal Auditors (Registro dei revisori legali) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010.*
8.	DONALD EUGENE MOREL JR.	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
9.	LUCIANO SANTEL	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company*
10.	PETER SOELKNER	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company.*
11.	ALVISE SPINAZZI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*

The undersigned also submits to the Shareholders' Meeting, on behalf of Stevanato Holding, the proposals to:

- appoint the abovementioned candidate directors as members of the Board of Directors for the period of one financial year, *i.e.* for the period elapsing from the date of the Shareholders' Meeting to the date of the approval of the financial statements of the Company ending on December 31, 2026; and

- appoint Mr. Franco Stevanato, if elected as director of the Company, as Chairman of the Board of Directors of the Company pursuant to Article 17.3 of the By-laws.

The following documents are attached hereto:

1. a *curriculum vitae* of each candidate director;

2. the statements by which each candidate director accepts his/her candidacy and certifies, under his/her own responsibility, that he/she possesses the eligibility and integrity requirements provided for in Article 15.3 of the Bylaws, and, as the case may be, the independence requirements provided for in Article 15.4

of the By-laws, as well as the independence, expertise and competence requirements provided for in Articles 23.3, 23.4 and 23.5 of the By-laws.

STEVANATO HOLDING S.R.L.

(Sergio Stevanato)

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. __________Franco Stevanato____,

born in ____________Venice____ (__________VE__________)

on ______27.12.1973________________, ID Card/Passport no. ___________[redacted]__________________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (6);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (7);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law (8);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company (9).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* (10) and a copy of a current ID Card/Passport.

___Piombino Dese___________________, April 11, 2026.

____

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Franco Stevanato.

Son of Sergio Stevanato, Franco Stevanato graduated in Political Science from the University of Trieste in 1998 and attended an Advanced Management Program at the Kellogg School of Management in 2015.

During his university years, he gained professional experience in the sales department of Saint Gobain in France. Upon completing his studies, he joined the family business, initially taking up a role in sales. Over the years, he has been the key figure and driving force behind the internationalization of the Group and its continuing development from product diversification – via strategic acquisitions and in-house innovations – to enhanced managerial processes and structural improvements. He also contributed to improving the Stevanato Group's corporate governance by building an effective infrastructure to support decision making and promoting a skills-based board that benefits from specialist expertise and meaningful perspective. He has been CEO of the Group from 2010 to 2020 and between 2021 and 2023 he has served as Executive Chairman of the Board. Since May 2024 he has been serving both as CEO and Executive Chairman of the Group.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. ______________Sergio Stevanato_______________________________________,

born in ______________________Venice____________________________ (________________VE____________)

on _____20.03.1943_________________, ID Card/Passport no. ____________[redacted]____________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☑ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☑ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

______Piombino Dese____________, April 11, 2026.

____

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Sergio Stevanato.

Son of Giovanni Stevanato, founder of the Stevanato Group, Sergio Stevanato has been actively involved in the family business since high-school. He graduated in law from the University of Ferrara in 1969, to then take the leadership of the company. He has spent his whole career in the family business of which he is currently the Emeritus Chairman. In 2007 he was awarded by the President of the Italian Republic the honorary recognition of Knight of Labor (*Cavaliere del Lavoro*) for his achievements as an entrepreneur.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr. ____________________Madhavan Balachandran____,

born in ___Chennai, India____ (______________________________)

on ______14 January 1951______________________, ID Card/Passport no. ____________[redacted]____________________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

__________________________, April 11, 2026.

____

(Nominee's signature)

---

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

MADHAVAN (Madhu) BALACHANDRAN

Senior executive with broad and deep experience in biotechnology and pharmaceuticals

EXPERIENCE

Boards

- Trustee, Keck Graduate Institute Board of Trustees (2016 to 2021)
- Independent Director, Catalent Inc., a CDMO (2017 to 2024)
- Independent Director, uniQure N.V., a clinical stage gene therapy company (2017 to present)
  Chair of the Compensation Committee
- Independent Director, Stevanato Group, a primary sterile packaging and device company (2018 to present)
  Chair of the Compensation Committee
- Independent Director, ADRx, a private biotechnology company (2019 to present)
- Independent Director, A2 Biotherapeutics, a private cell therapy company (2019 to present)

Nutcracker Therapeutics Inc. 2020 to 2022

(50 staff, biotech start-up developing mRNA therapies)

COO

- Responsible for CMC and Operations

Amgen Inc. 1997 to 2016

Executive Vice President Operations 2012 to 2016

- Responsible for Amgen's operations (manufacturing, quality, process development, supply chain, and engineering), 5800 staff, gross expense budget of $2.7b, cost of goods manufactured/year of $1.7b
- Senior member of Amgen's CEO team that achieved the following:
  - Set therapeutic area and product strategies
  - Launched an unprecedented 6 new products in 2015
  - Expanded Amgen's business from 50 countries to over 100 countries
  - Developed business and capabilities through multiple partnerships, licenses, and acquisitions
  - Improved Amgen's operating margin from 38% to 52%
- Led global Operations team to achieve enterprise goals:
  - Enhanced resilience of the supply chain and maintained unique record of zero supply shortages
  - Completed an innovative and groundbreaking protein manufacturing operation in Singapore in record time and budget (1/2 the time and 1/5 the capital of a conventional facility of equivalent capacity)
  - Implemented best practices in identifying, challenging, developing, and rewarding talent at all levels leading to effective transfer of responsibility to a new generation of leaders in Operations

Senior Vice President Manufacturing 2007 to 2012

- Responsible for Amgen's commercial manufacturing operations at 7 sites and 11 plants, 4200 staff, gross expense budget of $1.2b, cost of goods manufactured/year of $1.5b

- Member of Amgen's highest cross-functional product review board that guides both the commercialization of pipeline products from Phase 2 through licensure and the lifecycle management of commercial products with extensions and entries into new countries
- Senior member of Operations' leadership team that achieved the following:
  - Developed a strategy for Operations aligned with Amgen's strategy, with an emphasis on operational excellence, developing staff, improving the Quality System, ensuring supply, managing risk, reducing cycle times, and improving economics.
  - Reduced cost of sales as a % of sales by 2%
  - Developed and implemented an Amgen BOD-approved plan to mitigate and diversify supply risk, based on strengthening current operations, investing in technology, managing inventory, and diversifying sources of supply
  - Created within Operations a culture of operational excellence and trained all staff in the techniques of continuous improvement and lean operations, resulting in reduced errors (by 90%) and lower level of product complaints (by 50%)
  - Reduced the amount of product scrap from $200mm in 2007 to $25mm in 2009 by improving planning and aligning demand and supply

Vice President Puerto Rico Operations 2002 to 2007

- Responsible for Amgen's largest and most complex manufacturing site with multiple functions including Manufacturing, Quality, Supply Chain, Engineering, Process Development, Human Resources, Finance, Information Systems; 6 plants, 2000 staff
- Led the site during a period of major growth from 400 staff to 2000 staff; 40mm units/year to 100mm units/year; <$100mm/year gross expenses to >$400mm/year
- Managed large capital projects leading to licensure in multiple regulatory regions of 2 new bulk manufacturing plants and 3 bulk protein manufacturing technology transfers
- Developed a curriculum in Industrial Biotechnology with the University of Puerto Rico to train and prepare students and staff for a career in the industry and meet Amgen's growing needs for skilled staff

Vice President Information Systems 2001 to 2002

- Responsible for IT infrastructure and information systems in Operations, Sales and Marketing, administrative functions

Senior Director Engineering and Operations Services 1999 to 2001

- Responsible for Amgen's capital program of $300mm/year and all facilities maintenance services in Thousand Oaks

Associate Director/Director Engineering 1997 to 1999

- Responsible for Amgen's $300mm bulk protein manufacturing expansion in Colorado
- Worked with functions across the company and with the FDA to achieve licensure in 3.5 years

Copley Pharmaceuticals Inc. Canton, Massachusetts 1995 to 1996
($170mm/year sales, 500 employees, 300 employees in Operations, Hoechst subsidiary)
Executive Vice President Operations

- Responsible for production, engineering, supply chain, procurement

- Increased throughput by 25%, decreased failure rate from 6% to 4%, improved safety by 50%, reduced back orders from $6mm to $3mm, worked with R&D and Sales and Marketing to increase speed of launching new products

Burroughs Wellcome Co. North Carolina 1984 to 1995

Vice President Engineering 1993 to 1995

- Responsible for all capital projects, environmental and safety operations, and facility maintenance at the Greenville manufacturing and Research Triangle Park research sites
- Completed construction, validation, licensure of grass roots sterile manufacturing plant ($150mm) within budget and schedule

Director Sterile Products Facility Project 1991 to 1993

- Responsible for all aspects of a new sterile products plant, 360000 sq. ft, incorporating innovations in formulation, filling, freeze drying, sterilizing, and cleaning
- Worked with the FDA (review chemists and field inspectors) on a frequent and regular basis to review progress and address FDA comments resulting in successful FDA inspections in 1995

Director Chemical Manufacturing Division 1989 to 1991

- Responsible for the Chemical Manufacturing Division (5 plants, 150 staff, operated 24 hours/day, 7days/week) that produced all the company's bulk actives
- Worked with R&D to increase the yield of bulk actives by 10% in two years

Department Head Bulk Chemical Manufacturing 1987 to 1989

- Responsible for production of all large volume bulk actives in the Chemical Manufacturing Division

Group Leader Engineering 1984 to 1987

- Managed an engineering group that implemented large capital projects in pharmaceutical manufacturing

Battelle Memorial Institute, Columbus, Ohio 1980 to 1984

- Research scientist in a multinational, 6000 employee, research and consulting organization. Promoted to Principal Research Scientist in 1983. Worked on a variety of technical projects for private industry and the US Government.

Burroughs Wellcome Co. 1975 to 1980

- Started career at Burroughs Wellcome as a Project Engineer. Promoted to Senior Project Engineer in 1978 and Group Leader in 1979. Managed the chemical engineering group and implemented projects in pharmaceutical, sterile, and chemical manufacturing.

EDUCATION

MBA, East Carolina University, 1979

MS (Chemical Engineering), State University of New York, Buffalo, 1974
Bachelor of Technology (Chemical Engineering), Indian Institute of Technology (IIT), Bombay, India, 1972

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. WILLIAM FEDERICI,
born in SOMERVILLE, NJ (USA)
on July 6, 1959, ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

X to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

X not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

X to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

X to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

- [X] to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([6]);

- [X] to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([7]);

- [X] to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

- [X] to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

___________________________, April 11, 2026.

____

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Biography for William John Federici

WILLIAM J. FEDERICI

RETIRED SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF WEST PHARMACEUTICAL SERVICES, INC.



Mr. Federici joined West, a NYSE traded US public company, in 2003 as Chief Financial Officer after more than 20 years' experience in public accounting primarily serving the Pharmaceutical Industry. He retired from West in 2018 as Senior Vice President and Chief Financial Officer.

Mr. Federici holds a BA in Economics from Rutgers University, Livingston College attending from 1977- 1981 and an MBA in Professional Accounting from Rutgers University attending from 1981- 1982. He is a member of the American Institute of Certified Public Accountants.

Mr. Federici has been a member of the Board of Directors of Stevanato Group S.p.A., a NYSE listed public company and a Global provider of drug containment, drug delivery and diagnostic solutions for the Pharmaceutical, Biotechnology and Life Sciences Industries, where he has served as Audit Committee Chair since 2021.

Mr. Federici has been a member of the Board of Directors of Zynerba Pharmaceuticals, Inc., a Specialty Pharmaceutical, US public company, where he has served as Audit Committee Board Chair since 2015 through its sale to Harmony Biosciences in October 2023.

Biography for William John Federici

He has been a member of the Board of Directors and a member of the Finance Committee of the American Oncologic Hospital and Affiliates (Fox Chase Cancer Center) since 2015.

From June 2002 through August 2003 Mr. Federici was an audit partner and National industry director for Pharmaceuticals of KPMG LLP, and prior thereto, was an audit partner for Arthur Andersen, LLP.
With his leadership experience in the global pharmaceutical and accounting industries, Mr. Federici brings valuable expertise in financial and audit-related matters.

<u>STATEMENT</u>

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./<u>Ms.</u>/Dr. ______________________Karen Flynn_____________,

born in __________Plainfield, NJ, USA______________________________ (______________________________)

on ____Dec 18, 1962______________, ID Card/Passport no. [redacted]______________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

__________________________, April 11, 2026.

Karen Flynn

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Karen A. Flynn

39 E. Montgomery Ave, Unit 102, Ardmore, PA 19003 • (610) 719-7384 • flynnka1984@gmail.com

PROFESSIONAL PROFILE

Senior level executive with proven track record of leadership and success. Creative and strategic thinker. Commercial, operations general management and governance experience with demonstrated ability to align teams to goals and achieve results. Strong pharmaceutical services background with direct P&L accountability for global business generating annual revenues of up to $2 Billion business. Board of Directors member for both small cap and Fortune 500 publicly traded companies, collaborating with management and Board to establish strategic objectives and achieve growth ambitions.

WORK EXPERIENCE

Catalent Pharma Solutions — **Somerset, NJ**

President, BioModalites (interim) — April, 2023 - October, 2023

Led the Plasmids, Cell Therapy, Gene Therapy and Protein Drug Substance businesses for interim period while simultaneously serving on the Board of Directors.

Chief Commercial Officer — October, 2021 - July, 2022

Accountable for the overall commercial/go to market/branding strategy of the company. Responsible for corporate commercial excellence, salesforce operations, marketing and global strategic account management functions. Led strategic initiatives that drove coaching performance, digital evolution of commercial systems, market intelligence, and customer segmentation to achieve top line growth for Catalent and an optimized customer experience.

President, Biologics and Chief Commercial Officer — January, 2020 – October, 2021

Accountable for the P&L of Catalent's global Biologics business and for the comprehensive commercial excellence of the company. Led the Biologics business unit during COVID pandemic – overseeing major capital expansions and growth initiatives, including acquisitions of assets and businesses to expand capacity and breadth of offerings. Revenues of $2B were achieved for FY21 (ending June 30, 2021), representing annual growth of 89% vs prior fiscal year. Achieved EBITDA growth of 156%.

West Pharmaceutical Services — **Exton, PA**

Senior Vice President and Chief Commercial Officer — January, 2016 – January, 2020

Accountable for West's revenues and gross profit at standard (approximately $1.7 Billion in sales). Achieved 7% revenue CAGR. Created a new operating commercial model for the business, transitioning the organization from a regional and product focused structure to a market orientation. Full responsibility for all market facing functions: General Management of four Market Units, inclusive of sales, marketing strategy and product management, technical services, sales operations, laboratory services, quality and regulatory affairs. Key accomplishments include double digit growth of the Asia Pacific markets, double digit growth of Contract Manufacturing business, introduction and major customer adoption of key high value packaging components and delivery devices, development of the West Knowledge Center and e-commerce platform, and launch of West Integrated Solutions. Secured acquisition of South Korean distributor to expand influence in this rapidly growing market.

President, Pharmaceutical Packaging Systems — October, 2014 – January, 2016

Accountable for the largest division of West, with full P&L and global sales of $1 Billion and Operating Profit of $220 Million. Achieved sales and profitability growth in excess of budgeted targets at constant currency (>7% sales and >17% OP) with strong focus on emerging markets, sales of high value products, and operational efficiencies. Put into practice new Innovation Management process, Network Optimization program, and Continuous Improvement Office. Implemented new Quality Culture focus worldwide. Led enterprise wide five year strategic planning process for the company, resulting in a transformational change in the structure of West which was enacted in 2016.

President, Americas, Pharmaceutical Packaging Systems June, 2012 – October, 2014

Full P&L responsibility for the Packaging Systems business in North and South America, including management of finance, operations, supply chain, sales, marketing, quality, R&D, and HR. Responsible for 1500+ employees and $450+ million in annual revenues. Achieved operating profit improvement of 15% in two years. Implemented global divisional S&OP, SGA/talent planning, and capital budgeting processes, replacing regional models, to improve efficiencies and customer responsiveness. Executive Officer and member of Divisional leadership team. Championed formation of West's WIN (Women Investing and Networking) resource group, which has since expanded to five global locations. Major contributor to divisional five year strategic business plan, including strategic workforce plan, capital plan, and operating budgets.

Vice President, Sales, Americas May, 2008 – June, 2012

Led the Sales organization in North and South America for injectable packaging division. Grew sales 24% in 4 years. Upgraded negotiating effectiveness through training and implementation of process methodology, resulting in secured multi-year supply agreements and enhanced profit margins. Implemented CRM/Opportunity funnel management – improving global customer relationship management, opportunity visibility, collaboration between Sales and Marketing, and forecast accuracy. Launched Global Key Account Management program with defined structure, organization, program elements, governance, and metrics, resulting in revenue growth for global key customers at a rate twice that of other customers.

Cardinal Health/Catalent Pharma Solutions **Somerset, NJ**

Vice President, Global Accounts Team Leader July 2006 – May, 2008

Sales leader for team of Global Account Directors (corporate level sales professionals). Responsible for approximately $725 million in revenues for top tier accounts, achieving revenue growth of 9% and exceeding budget by 26%. Effectively led the transition of the Global Accounts Program with analysis of account selection, recruitment of team members, and implementation of strategic planning and management tools.

Vice President, Global Accounts December, 2004 – July, 2006

Director, Account Development July, 2000 – December, 2004

Increasing level of responsibility for leading business development and account management activities for a select group of pharmaceutical customers, ranging from virtual to major pharma companies. Developed analyses of customer's business environment, strategy and products, and creatively aligned solutions-oriented offerings to meet their needs. Responsible for negotiating product development, clinical supply, analytical service, and commercial supply agreements. Consistently exceeded account growth objectives, closing more than 20 agreements in 5 years, with $75 million in new business. Managed a portfolio of on-going business with annual revenues of $180 million.

West Pharmaceutical Services **Exton, PA**

Various technical and commercial roles of increasing responsibility June, 1985 – July 2000

The Firestone Tire and Rubber Company **Akron, OH**

Junior Engineer June, 1984 – March, 1985

BOARD OF DIRECTORS SERVICE

Ascend Advanced Therapies February, 2025 - Present

Stevanato Group May, 2024 – Present

- Compensation Committee
- ESG Committee
- Business and Strategy Committee

Catalent Pharma Solutions September, 2022 – January, 2024

Quanterix Corporation June, 2022 – Present
Compensation Committee (Chair)
Nom and Gov Committee

Sotera Health November, 2023 – Present
Audit Committee

GermFree Laboratories, LLC December, 2023 – Present
Renumeration Committee (Chair)

Recro Pharma, Inc. September, 2015 – January, 2020
Audit Committee
Compensation Committee member and Chair

EDUCATION

University of Pennsylvania **Philadelphia, PA**
Master of Science, Engineering May, 1994
Executive Education program – joint technology management curriculum with the School of Engineering and Applied Science and The Wharton School

Boston University **Cherry Point, NC**
Master of Science, Business Administration January, 1987

University of Notre Dame **Notre Dame, IN**
Bachelor of Science, Pre-Professional Studies (pre-med) May, 1984

SELECT PROFESSIONAL ACCOMPLISHMENTS, SERVICE, AND OTHER AFFILIATIONS

The Franklin Institute - Board of Trustees September, 2022 - Present

Hesburgh Women of Impact Mentor

Kellogg School of Management - Women's Senior Leadership Program
Kellogg School of Management – Corporate Governance, Effectiveness and Accountability in the Board Room

Silver Stevie Award for Women in Business
Ellen Ann Roberts Business Award

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Ms.Sue-Jean Lin, born in Taiwan, (Republic of China) on 29 November 1958, ID Card/Passport no. [redacted] with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☒ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

__________________________, April 11, 2026.



____

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

SUE-JEAN LIN
lin.suejean@outlook.com, **Dallas Fort Worth, Texas, +1(949) 351-9858**
http://linkedin.com/in/suejeanlin



Sue-Jean Lin is an accomplished global business leader with a diverse background spanning information technology, finance, cybersecurity, risk management, digital transformation, artificial intelligence (AI), and data & analytics. She is known for her strategic leadership and ability to scale operations and increase enterprise valuation. Over her 35-year career in the life sciences industry, Sue-Jean has consistently delivered business transformation and growth. She is a trusted advisor to Fortune 500 C-suite executives, serves as a public company board member, and qualifies as a financial expert.

Sue-Jean currently serves as Audit Committee Chair and independent director at Arcutis Biotherapeutics (Nasdaq: **ARQT**), having joined in June 2021 during the company's late-stage development of immuno-dermatology treatments. Under her board leadership, Arcutis advanced to commercial stage operations after receiving FDA approval for ZORYVE, a treatment for chronic skin conditions. In May 2025, she joined the Board of Directors at Stevanato Group (NYSE: **STVN**), a global leader in drug containment and delivery solutions. Sue-Jean is a Governance Fellow with the National Association of Corporate Directors (NACD) and holds certificates in Effective AI Oversight and Cyber-risk CERT Program from Carnegie Mellon University's Heinz College of Information Systems and Public Policy.

Sue-Jean retired in March 2025 from Alcon (NYSE/SIX: **ALC**), where she held the position of Senior Vice President and Chief Information & Transformation Officer (CITO) based in Geneva, Switzerland, and was a member of the executive committee. She joined Novartis in 2018, architecting Alcon's spin-off, spearheading the new people, process. Technology and data foundation to create new Alcon at its IPO at $45+ billion market capitalization. She led multi-year enterprise transformation and delivered over $400 million in annual cost savings.

Previously, Sue-Jean was Senior Vice President & Chief Information Officer at Hill-Rom (now part of **Baxter International**). During her tenure, Hill-Rom doubled its market capitalization through innovative product development Including integrated nurse call systems and the Smart+ Bed platform for acute care. She played a key role in launching the company's first e-commerce channel, enhancing patient engagement and caregiver effectiveness through digital, IIoT, and data integration.

Earlier in her career, Sue-Jean served as Senior Vice President & Chief Information Officer at Allergan (now part of **AbbVie**) during a period of rapid growth fueled by innovation in Ophthalmology, Neurosciences, and the global expansion of medical aesthetics through Botox Cosmetic. She led digital transformation efforts, including the development of a B2B2C platform for consumer and physician engagement. Prior to her CIO role, she was Vice President, Controller, and CFO for Allergan's Europe, Middle East, Africa, and Asia Pacific regions, where she led a business turnaround that quadrupled sales over seven years.

Sue-Jean was honored with the **National ORBIE Global CIO of the Year Award** in 2022 and the **Dallas ORBIE Super Global CIO Award** in 2021. She has also been recognized by *Computerworld*, *CIO Magazine*, and UCLA Anderson School of Management. Sue-Jean has collaborated with MIT CISR and published several research briefings. In 2024, she earned a certification from the Stanford Graduate School of Business in AI and Digital Innovation. From 2022 to 2024, she served as Finance Committee Chair for **T200.org**, a nonprofit dedicated to mentoring and empowering women in technology.

Sue-Jean holds a Bachelor of Science in Accounting and an MBA from the University of Nevada, Reno. She is married and has two children.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. ELISABETTA MAGISTRETTI,

born in BUSTO ARSIZIO (VA - ITALY)

on July 21, 1947, ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the **"Company"**) convened on May 26, 2026 (the **"General Meeting"**) to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☑ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☑ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☑ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☑ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☑ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☑ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☑ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☑ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☑ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Busto A. (VA), April 11, 2026.

____

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Elisabetta Magistretti

Italian Citizen
Degree magna cum laude in Economics at the University "L. Bocconi" in Milan in 1971;
Enrolled as certified public account and auditor;
From 1972 to 2001 in Arthur Andersen, becoming then partner in 1984;
From 2001 to 2006 Senior Executive - Responsible of Administrative Government Department in Unicredit, becoming, in the same company, Senior Executive - Responsible of Group Internal Audit Department from 2006 to 2009 ;
She served as independent non executive Director of Pirelli & C. S.p.A. (from 2011 to 2016) and of Luxottica Group S.p.A. (from 2012 to april 2020)
From 2011 to 2023 non executive director of Mediobanca - Banca di Credito Finanziario S.p.A (independent up to 2020)

At present independent non executive director of Brembo N.V., Smeg S.p.A and Yafa S.p.A.
She is member of the Boards of Statutory Auditors of Unicredit Foundation, and of Fondazione Italiana Accenture, not for profit entities.

April, 2025

Statement

Acceptance of nomination for the Office of Director

and/or Member of the Audit Committee of Stevanato Group S.p.A.

and fulfillment of the relevant requirements set forth

under the applicable laws and by-laws' provisions

I, Donald E. Morel Jr. the undersigned Mr./Ms./Dr. born in (Richmond, VA USA) on 9 August 1957 ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

- ☑ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ();
- ☑ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ();
- ☑ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ();
- ☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ();
- ☑ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ();
- ☑ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ();
- ☑ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ();
- ☑ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ();
- ☑ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ().

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* () and a copy of a current ID Card/Passport.

[signature] April 1, 2026.

Donald E. Morel Jr., PhD
Chairman and Chief Executive Officer (retired)
West Pharmaceutical Services Inc. (NYSE: WST)

Dr. Morel served as Chief Executive Officer of West from 2002 through 2015 and Chairman from 2003 – 2015. During his tenure revenues tripled and market capitalization increased more than twelve times. West was the top performing healthcare dividend stock on the NYSE over this time period. Prior to being named CEO he served as Chief Operating Officer and President of the Pharmaceutical Systems Division. His career at West started in 1992 as Director of R&D.

From 1984 to 1992 he worked in various positions developing technology for space based remote imaging and the Strategic Defense Initiative. He served as an advisor to NASA on a number of Space Station programs and in 1989 was selected by the Astronaut Office for training as a Mission Specialist. His research has been funded by NASA, the Office of Naval Research, the National Science Foundation, and DARPA.

Dr. Morel completed his undergraduate degree in Engineering at Lafayette College and his graduate studies at Cornell University in Materials Science and Veterinary Medicine and the Darden School of the University of Virginia. He received a D.Sc. (Hons) from Roanoke College.

Dr. Morel serves as a Director of the Stevanato Group SpA (NYSE:STVN). He is Chairman Emeritus of the Board of Trustees of the Franklin Institute in Philadelphia, PA and also chairs the Foundation Board of the American Oncologic Hospital of the Fox Chase Cancer Center and the Travis Manion Foundatio. He is the founder of Progenitor Capital LLC and Chairs the Morel Family Foundation. He currently serves as a Trustee of the Darden school at the University of Virginia.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr. Luciano Santel ____,

born in ____Venice________________________________ (________________Italy______________)

on ________12th October 1956________________, ID Card/Passport no. [redacted]________________________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([6]);

☒ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

___Milan________________________, April 11, 2026.



____

(Nominee's signature)

---

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

BIO

(IT)

Luciano Santel, Amministratore Esecutivo

Luciano Santel è Amministratore Esecutivo di Moncler e Chief Corporate & Supply Officer del Gruppo Moncler, con la responsabilità delle funzioni Finance, Legal, Compliance, Risorse Umane, Information Technology (IT), Servizi Generali e Sicurezza, e della Supply Chain. È inoltre Dirigente Preposto ex Art. 154-bis del TUF di Moncler e Amministratore Delegato di Industries.

Sin dal 2013, in qualità di Chief Corporate and Supply Officer, guida il continuo sviluppo e il rafforzamento della struttura corporate del Gruppo.

Dal 2024 è membro del Consiglio di Amministrazione di Stevanato Group in qualità di Amministratore Indipendente. Ha inoltre ricoperto il ruolo di Amministratore Indipendente e membro del Comitato Controllo e Rischi di Luxottica Group S.p.A. dal 2015 al 2020.

Dal 2009 al 2013 è stato Chief Executive Officer di Stefanel S.p.A., mentre dal 2001 al 2009 ha ricoperto il ruolo di Chief Corporate Officer in Geox S.p.A. Dal 1999 al 2001 ha lavorato in Luxottica Group S.p.A. con il ruolo di Vice President Group International Development, dopo essere stato Chief Operating Officer di Retail Brand Alliance (già Casual Corner Group Inc.) dal 1996 al 1999.

In precedenza, ha lavorato come Direttore Finance in IVG e nel gruppo Rossignol.

Ha iniziato la propria carriera professionale in primarie società di audit internazionali, tra cui Ernst & Young e Arthur Andersen. Ha conseguito una laurea in Economia e Commercio presso l'Università Ca' Foscari di Venezia.

(EN)

Luciano Santel, Executive Director

Luciano Santel is Executive Director of Moncler and Chief Corporate & Supply Officer of the Moncler Group, overseeing the Finance, Legal, Compliance, Human Resources, Information Technology (IT), General Services and Security departments, as well as the Supply Chain. He is also Manager in Charge pursuant to Article 154-bis of the Consolidated Law on Finance of Moncler and Executive Director of Industries.

Since 2013, in his role as Chief Corporate and Supply Officer, he has led the ongoing development and strengthening of the Group's corporate structure.

Since 2024, he has been a member of the Board of Directors of Stevanato Group as Independent Director. He also served as an Independent Director and member of the Control and Risks Committee of Luxottica Group S.p.A. from 2015 to 2020.

From 2009 to 2013, he was Chief Executive Officer for Stefanel S.p.A., after serving as Chief Corporate Officer at Geox S.p.A. from 2001 to 2009. Between 1999 and 2001, he worked at Luxottica Group S.p.A. as Vice President Group International Development, following his role as Chief Operating Officer of Retail Brand Alliance (formerly Casual Corner group Inc.) from 1996 to 1999.

Earlier in his career, he worked as Finance Director at IVG and in the Rossignol Group.

He began his professional journey in leading international audit firms, including Ernst & Young and Arthur Andersen. He holds a degree in Business Administration from Università Ca' Foscari of Venice.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./~~Ms.~~/~~Dr.~~ Peter Soelkner,
born in Essen, Germany ( )
on Feb. 11th, 1966, ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 26, 2026 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☑ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☑ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (6);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (7);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law (8);

☑ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company (9).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* (10) and a copy of a current ID Card/Passport.

Munich, Germany, April 11, 2026.

[signature]

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.



PETER SOELKNER

Managing Director & Board Member

With over 30 years of extensive experience in the pharmaceutical and biotech industries, I have a proven track record of building and leading successful teams and forging strategic partnerships across the entire supply and value chain. My leadership has consistently driven innovation, operational excellence, and sustainable growth, positioning companies at the forefront of the industry.

Contact

soelkner@mac.com

+49 170 / 3755 309

in/peter-soelkner

Education

Master of Business Administration (MBA)

Columbia Business School
New York, USA | 2001

Dipl.-Ing. Chemical Engineering

TU Dortmund University
Dortmund, Germany | 1992

Industry focus areas

- CDMO-Experience
- Drug Discovery & Development
- Clinical Trials
- Biomanufacturing
- Genomics & Personalized Medicine
- Bioinformatics
- Pharmaceutical Marketing & Sales

Managing Director / Co-CEO

Vetter Pharma **06/2008-06/2025**

Ravensburg | Germany & San Ramon | CA, USA

Transformed Vetter from €200M to €1.2B in sales and expanded the workforce from 2,000 to 7,000 employees. Spearheaded global sales, marketing, and corporate strategy, driving international growth and achieving top-tier ESG standards.

- Management of Vetter jointly with Thomas Otto
- Full P+L responsibility
- Ongoing development of customer partnerships, service excellence, and specialized workforce
- Focus areas 06/2008 - today:
  - Global Sales & Marketing + Customer Projects
  - Corporate Development & Strategy
  - IT, Legal & Corporate Compliance
- Focus areas 06/2008 - 12/2024:
  - Supply Chain Management
  - HR (05/2014-12/2024)
- Internationalization: Establishment of the Vetter Development Services and Vetter USA Inc. in 2009, establishment of sales offices in Asia Pacific (Singapore 2014 | Tokyo, Japan 2015 | Incheon, South Korea 2016 | Shanghai, China 2019), expansion Vetter Development Services in Rankweil, Austria 2020
- Grew Vetter's total revenues with U.S. customers from 7% to >50%
- Broad diversification of customer portfolio from Biotech Start Ups to all Top 20 Big Pharma and Biotech companies with >124 products FDA and EMA approved
- ESG: Compliance with the U.N. 17-Point Charter, CO2 neutral since 12/2022, currently ECOVADIS Gold Standard, placing Vetter among the top 5% of global companies
- Managing Vetter to a multiple internationally award-winning company (selection over the years):

  2013, 2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024 | CDMO Leadership Awards
  2024 | Top Ausbildung Deutschland Award
  2023 | EcoVadis Platinum
  2023 | Leading Employer Award
  2020, 2021, 2022, 2023, 2024 | (Axia) Best Managed Companies Award
  2018 | ISPE Facility of the Year Award in the category „Facility of the Future"

PETER SOELKNER

Languages

German
Native

English
Fluent

Panelist

Selected forums

2025
- Handelsblatt Pharma Tagung
- Podcast Guest at Table.Today

2024
- Berlin Falling Walls
- TABLE.media
- Panel discussion BW Bank

2020, 2021, 2022, 2023, 2024
- Bodensee Business Forum

Personal

- *11.02.1966 in Essen | Germany
- Living in Munich & Ravensburg | Germany
- Married
- 23-year-old Son

Interests

- Motorsport
- Skydiving
- Fitness

Vice President Global Key Account Mgmt.

SARTORIUS

Sartorius Stedim Biotech **04/2007 – 05/2008**
Göttingen | Germany & Concord | CA, USA

- Responsible for 180 employees and €250M in sales
- Spearheaded integration of new site and ensured technological, procedural, and quality consistency
- Establishment of a cross-functional and interdisciplinary Key Account Management
- Integration of Sartorius' M&A Stedim in the U.S.: spearheaded integration of new site in Concord, CA, USA and ensured technological, procedural, and quality consistency

Exec. Director Key Account Mgmt.

VETTER

Vetter Pharma **03/2003 – 04/2007**
Ravensburg | Germany

- Responsible for 120 employees €200M in sales
- Developed and expanded wide range of strategic partnerships with pharma and biotech organizations
- Managed end-to-end supply chain and achieved "Class A" with interdisciplinary team

Vice President America

SARTORIUS

Sartorius North America Inc. **03/2000 – 02/2003**
Long Island | NY, USA

- Management of the sales & marketing organization for the separation technology division in North- and Latin America (>150 employees and >$100M revenues)
- Responsible for sales & service sites in Toronto, Canada | Long Island, NY, USA | Mexico City, Mexico | Sao Paulo, Brazil | Buenos Aires, Argentina and a co-responsibility for a manufacturing site (filters) on Puerto Rico
- Management of our manufacturing sales representatives' network in the U.S. and Latin America (04/2001 - 02/2003)

PETER SOELKNER

Previous Positions at Sartorius

Director Marketing

Sartorius North America Inc. Long Island | NY, USA **1/1999 – 02/2000**

- Responsibility for all product marketing topics in North America.
- Management of the Team of eight Product Managers and four Marketing Specialists
- Management of the marketing budget and all trade shows and association work (PDA, ISPE etc.)

Product Manager Sterile Filters

Sartorius North America Inc. Long Island | NY, USA **1/1997 – 12/1998**

- Launch of new filter platforms / product lines into the U.S. Pharma- and Biotech market
- Support of the U.S. sales force with sales & marketing materials
- Setting the goals for the sales force for all sterile filter lines
- Liaison between the HQ in Germany and the U.S. team for the product lines

Director Filter Cartridge & Crossflow Development

Sartorius AG **Göttingen | Germany** **04/1995 – 10/1997**

- Responsibility for the development of the filter product portfolio for the pharmaceutical and food & beverage business segment
- Developed and transferred three major new product lines from R+D to production
- Multiple patent holder for filters and membrane technology
- Management of a team of approx. 20 scientists, engineers and lab technicians
- Deputy of the Head of R+D for the Separation Technology Division

Engineer Application Development Filtration Technology

Sartorius AG **Göttingen | Germany** **05/1992 – 03/1995**

- Developed primarily applications in the food & beverage segment
- Project lead for the first fully automated cold filtered beer line at process scale for a large, international brewery group
- Member of a development team for new beer, wine and mineral water filters

Private Equity Experience & Advisory Boards

Advent International • 03/2023-Present

- Operating Partner • 01/2025 - today
- Industry advisor • 2023 - 2024

Oxford Biomedica • 03/2024-Present

- Vice Chair 06/2025 - today
- Independent non-executive director and board member
- Member of:
  - Audit Committee • 09/2024 – today
  - Nomination Committee • 01/2025 – today
  - Renumeration Committee • 01/2025 - today

Coriolis Pharma • 01/2025-Present

- Independent non-executive director and board member

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Dr. Alvise Spinazzi,

born in Venezia (VE)

on 13/04/1976, Passport no [redacted] with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the **"Company"**) convened on May 26, 2026 (the **"General Meeting"**) to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2026, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☑ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☑ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

- ☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([6]);

- ☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([7]);

- ✓ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

- ✓ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Padova, April 11, 2026.

[signature]

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

ALVISE SPINAZZI

Via Nicolò Tommaseo 69/D, 35131 Padova
Cellulare: 335 619 7350
alvise.spinazzi@studio-sat.it

EDUCATION

FORDHAM UNIVERSITY SCHOOL OF LAW, New York, NY
LL.M. in International Business and Trade Law, May 2000
Selected courses: Corporations, Securities Regulation, Antitrust
Research Assistant to Prof. Valentine Korah (EC Competition Law), spring semester 2000

UNIVERSITY OF PADUA SCHOOL OF LAW, Padua, Italy
Postgraduate Specialization Course in Law of International Commerce and Finance, 1998

UNIVERSITY OF PADUA SCHOOL OF LAW, Padua, Italy
"Laurea in Giurisprudenza" (J.D. equivalent), October 1997 (U.S. G.P.A. equivalent: 3.6)

UNIVERSITY OF GRENOBLE SCHOOL OF LAW, Grenoble, France
Ten-month exchange program with the University of Padua (scholarship), 1993-1994

LEGAL EXPERIENCE

STUDIO LEGALE SAT - SPINAZZI AZZARITA TROI GENITO, Padova, Italy
Partner (2007 – present)
Corporate department: provided assistance to clients in connection with national and international transactions, the negotiation of commercial agreements (including distribution agreements, license agreements, joint-venture agreements). Provided assistance to foreign companies starting-up their business in Italy and to Italian companies starting-up their business abroad

CHIOMENTI STUDIO LEGALE, Milan, Italy
Associate (2002 –2006)
Corporate department: focused on M&A and Private Equity transactions. Provided assistance in connection with several commercial and manufacturing joint-ventures. Drafted and negotiated several transaction documents, including share purchase agreements, shareholders' agreements, letters of intents, license agreements, distribution agreements, etc.

SIMPSON THACHER & BARTLETT, New York, NY
International associate (2001 –2002)

Corporate department: performed legal due diligence, prepared legal memoranda and reviewed transaction documents mostly relating to commercial and M&A transactions

STUDIO LEGALE CARNELUTTI, Milan, Italy
Associate (1998 - 1999)
Drafted pleadings, briefs, and memoranda of law and conducted legal research. Specific matters included: Incoterms '90 (C.I.F. and F.O.B. terms), 1994 Uniform Customs and Practices for Documentary Credits, International Convention on Contracts for the Sale of Goods, conflicts of laws. Focused on corporate (directors liability), civil procedure and commercial arbitration issues. Participated in client meetings.

<u>ADMISSIONS</u>

ITALIAN BAR
Avvocato since 2001

SUPREME COURT OF THE STATE OF NEW YORK
Attorney and Counsellor-at-Law since 2001

<u>OTHER EXPERIENCE</u>

EUROPEAN PARLIAMENT, Luxembourg, Luxembourg
Internship (November 1997 - December 1997)
Task-force Enlargement Office: Conducted research and drafted memoranda concerning the European Community enlargement; drafted a publication concerning the political and commercial relations between Poland and the European Community.

<u>ADDITIONAL INFORMATION</u>

LANGUAGES: Italian (native), French (fluent), English (fluent).

SPORTS: Rowing, running.